Exhibit (d)(4)

EGA Emerging Global Shares Trust

Fee Waiver and Expense Assumption Agreement

THIS AGREEMENT (the “Agreement”) is made effective as of the 1st day of May, 2015, by and between EGA Emerging Global Shares Trust, a Delaware statutory trust (the “Trust”), on behalf of each of the mutual fund series of the Trust listed on Schedule A attached hereto (each a “Fund” and, collectively, the “Funds”), and Emerging Global Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has entered into an Advisory Agreement with the Trust pursuant to which the Adviser provides investment advice and management services to the Funds for which the Adviser is compensated based on the average daily net assets of each class of each Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

The Adviser hereby agrees to waive all or a portion of its management fee, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986) of each Fund (excluding payments under the Fund’s Rule 12b-1 plan, brokerage expenses, taxes, interest, litigation expenses and other non-routine or extraordinary expenses), to the extent necessary so that each Fund’s Total Annual Fund Operating Expenses (excluding payments under the Fund’s Rule 12b-1 plan, brokerage expenses, taxes, interest, litigation expenses and other non-routine or extraordinary expenses), for a period to commence on the date listed in Schedule A (the “Commencement Date”) and to continue for a twelve month period thereafter, do not exceed the levels shown on Schedule A attached hereto for each class of each Fund.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the Total Annual Fund Operating Expenses (excluding payments under the Fund’s Rule 12b-1 plan, brokerage expenses, taxes, interest, litigation expenses and other non-routine or extraordinary expenses) of the Fund to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed. The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

Schedule A may be amended from time to time to add new Funds, or to add or extend the Commencement Date. This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to a Fund, in the event of merger or liquidation of the Fund. This Agreement may be terminated at any time by the Board of Trustees of the Trust, but may not be terminated by the Adviser during the term of this Agreement.

EGA Emerging Global Shares Trust
on behalf of the series listed on Schedule A
By:	/s/ Susan M. Ciccarone
Name and Title:	Susan M. Ciccarone
Treasurer, Principal Financial Officer and Assistant Secretary
Emerging global advisors, llc
By:	/s/ Susan M. Ciccarone
Name and Title:	Susan M. Ciccarone
Chief Financial Officer and Chief Operating Officer

Schedule A to the Fee Waiver and Expense Assumption Agreement
by and between EGA Emerging Global Shares Trust and
Emerging Global Advisors, LLC

Fund	Percentage of average daily net assets for Advisor Class Shares	Percentage of average daily net assets for Institutional Class Shares	Commencement Date
EGA Beyond BRICs Opportunities Fund	1.00%	1.00%
EGA Emerging Markets Consumer Fund	1.00%	1.00%	May 1, 2015
EGA Emerging Markets Core Fund	1.00%	1.00%	May 1, 2015